

**Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY PROVIDES UPDATE ON
FAYETTEVILLE SHALE PLAY ACTIVITIES IN ARKANSAS

Houston, Texas – June 13, 2006...Southwestern Energy Company (NYSE: SWN) today announced that gross production from its Fayetteville Shale play has now reached 30 MMcf per day, up from 20 MMcf per day at May 1, 2006. The company stated the production increase is due to several factors including the recent delivery of more drilling rigs, an increase in well completion service resources and generally improving well results.

"We are pleased to see this positive production response from the play," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "The delivery of our fourth company-owned rig brings our operated rig count to 10 and the recent availability of additional fracture stimulation equipment and crews is allowing for an increased pace of development."

Additionally, the company is experiencing continued improvement in well performance with modifications to recent slickwater fracture stimulation treatments. Recent wells of note include the company's Anadarko #1-11-H and Edwards, J #2-36-H wells. The Anadarko #1-11-H well in the Gravel Hill Field in Conway County had a lateral length of approximately 2,900 feet and utilized a 5-stage slickwater fracture stimulation treatment. The well had an initial production test rate of 3.6 MMcf per day and is currently producing 3.4 MMcf per day after being on production for 31 days. The Edwards, J #2-36-H well located in the Cove Creek Field in Van Buren County had an initial production test rate of 1.7 MMcf per day and is currently producing 1.7 MMcf per day after being on production for 45 days.

At June 12, 2006, the average initial test rate for 35 of the 37 completed horizontal wells, excluding two horizontal wells which had mechanical problems, is 2.0 MMcf per day. Through June 12, 2006, Southwestern has performed 17 slickwater fracture stimulation treatments on horizontal wells currently on production. The average initial production test rate for these 17 wells was 1.9 MMcf per day, 10 of which had been on production for more than one month. The average rate for these 10 wells after 30 days was 1.5 MMcf per day.

Recent horizontal wells completed with slickwater are displaying shallower initial decline rates, potentially pointing toward higher estimated ultimate recoveries than wells stimulated with nitrogen foam. The graph below provides normalized average daily production data through June 12, 2006, for the company's horizontal wells drilled compared to 1.3 Bcf and 1.5 Bcf type curves from the company's reservoir simulation shale gas model. This graph also displays a composite curve showing results using slickwater fracture stimulation.


Mcf/d
Recent slickwater fracture stimulations performing above typecurves
Normalized Average Well (1)
1.5 Bcf Typecurve
1.3 Bcf Typecurve
Average Slickwater Well
Well Count
Well Count
Days of Production

(1) Excludes the Vaughan #4-22H and Snyder #1-35H wells which encountered completion problems.

Costs of recently completed slickwater horizontal wells have averaged approximately $2.1 million per well. The company stated that, while service costs continue to rise, it has been able to mitigate that through the utilization of a surface hole drilling program and increased efficiencies from its new built-for-purpose drilling rigs.

“There has been considerable recent discussion in the investment community about well costs in the play,” stated Korell. “Our competitive well costs, when compared to other operators in the play, can be attributed to more efficient drilling equipment, lower costs associated with operating our own rigs, shallower wells, varying lateral lengths and, we believe, generally being further along the learning curve.” The 17 slickwater horizontal wells have had an average vertical depth of 3,300 feet and average lateral length of 2,350 feet, and have taken 10 to 15 days on average to reach total depth after re-entering the wells with larger rigs. The company has recently completed the deepening and horizontal phase of drilling on 3 wells with one of its new rigs in an average of less than 8 days per well from “spud-to-spud.”

Southwestern currently has 10 drilling rigs running in its Fayetteville Shale play area, 8 of which are capable of drilling horizontal wells and 2 smaller rigs are being used to drill the vertical section of the horizontal wells. Four of the 10 new drilling rigs that the company contracted to buy in 2005 have been delivered and are drilling. Southwestern recently entered into an agreement to purchase one additional rig capable of drilling horizontal wells and entered into agreements to fabricate two smaller rigs which will be used to drill the vertical section of its horizontal wells. The company expects to have 18 to 19 rigs drilling in the play area by year-end 2006, 15 of which will be capable of drilling horizontal wells. Delays in rig deliveries in late 2005 and early 2006 slowed the pace of Southwestern’s drilling program in the first half of the year. While the company still expects to drill 175 to 200 wells in the Fayetteville Shale play area in 2006, the earlier delays in rig deliveries have impacted the company’s second quarter production, which is currently forecasted to be approximately 16.5 Bcfe. However, Southwestern’s oil and gas production guidance for calendar year 2006 remains unchanged at 74.0 to 76.0 Bcfe, an increase of 21% to 25% over its 2005 production.

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In February 2006, Southwestern announced that it had tested gas production from two vertical wells in the deeper Moorefield and Chattanooga Shales in the play area. The company's Carter #1-35 vertical well located in its East Cutthroat pilot area in Cleburne County, Arkansas, was completed in the Moorefield Shale. The company plans to drill its first horizontal well in the Moorefield Shale during the third quarter of 2006. Southwestern currently holds approximately 130,000 net undeveloped acres that could be prospective in the Moorefield Shale. The company also drilled a producing well in the Chattanooga Shale during the first quarter of 2006, the Eschbach #1-12 located in Franklin County, Arkansas. The company is continuing to monitor this well's performance for possible future development of the Chattanooga Shale with horizontal wells.

Southwestern expects to continue to evaluate its large acreage position in the Fayetteville Shale play by testing an additional 17 to 22 pilot areas during the remainder of 2006, which includes testing 4 to 6 additional pilot areas by the end of July.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley** **Brad D. Sylvester, CFA**
Executive Vice President **Manager, Investor Relations**
and Chief Financial Officer **(281) 618-4897**
(281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; the availability of oil field personnel, services, drilling rigs and other equipment; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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